UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

Joseph Kevin Jordan

P.O. Box 161294

Fort Worth, Texas 76161

Telephone Number: (817) 312-3936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23753F 107

1	Name of Reporting Person: Joseph Kevin Jordan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,388,017 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,388,017 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,388,017

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.2% (2)

14	Type of Reporting Person (See Instructions) IN

(1)         Includes (a) 915,623 shares held by The Jordan Family Irrevocable Trust and (b) 346,911 shares held by The Joy and Kevin Jordan Revocable Trust. Mr. Jordan is the sole trustee of each of The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust.

(2)         Based on 57,169,408 shares outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2017 and amended on September 26, 2017 (as amended, the “Original Schedule 13D”), by the Reporting Person relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Daseke, Inc., a Delaware corporation (the “Company”).  Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Original Schedule 13D.  This Amendment is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5.	Interest in Securities of the Issuer
Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(e) As of December 1, 2017, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2018	JOSEPH KEVIN JORDAN

/s/ Joseph Kevin Jordan